AEGIS CAPITAL CORP.

810 Seventh Avenue, 18th Floor

New York, New York 10019

April 3, 2013

VIA EDGAR AND TELECOPY

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cancer Genetics, Inc. (the “Company”)
File No. 333-178836
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, we, as representatives of the several underwriters, hereby request acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:30 p.m., Washington D.C. time, on Thursday, April 4, 2013, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: April 1, 2013

(ii)	Dates of distribution: April 1, 2013 through April 4, 2013

(iii)	Number of prospective underwriters and broker-dealers to whom the preliminary prospectus was furnished:

•	Underwriters: 2

•	Broker-dealers: 6

(iv)	Number of prospectuses so distributed: 1,895

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

AEGIS CAPITAL CORP.

By:	/s/ Kevin C. McKenna
Name: Kevin C. McKenna
Title: Chief Compliance Officer